



INVEST IN **SHAREBOT, INC**

Sharebot, Inc. Get in while you can!

share.bot
THE TSUNAMI IS COMING

share.bot Delaware, OH

Highlights

1. Hired C-suite
2. Established a board of directors
3. Working with dev shops
4. Incorporated as C-corp
5. Accounts opened
6. Brand developed
7. Media buyers secured
8. Testing market for avatars now

Featured Investor

Quenton Howe
Syndicate Lead
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Invested $62,500

"With a background in launching startups and leading an international business, I've learned what it takes to build and scale from the ground up. When I evaluate a startup, the idea itself matters—but the person leading it matters even more. It's a lot like buying a high-performance car. The engineering can be top-notch, but without the right driver, it won't reach its potential. Dave Parton is that driver. Dave brings high energy, strong execution skills, and a rare combination of vision and focus. He listens to his customers, thinks strategically, and adapts quickly. But what really sets him apart is how he carries himself when no one's watching. That's where his character shows

through—and it's why I trust him. Sharebot is tapping into a market projected to grow to nearly $200 billion in the coming years. The opportunity is massive, and the concept is elegant in its simplicity: make advanced technology more accessible and affordable for everyone. That kind of clarity, paired with Dave's leadership, is a winning combination. It's a promising idea in a massive market with the right person behind the wheel. That's why I believe in it."

Our Team



David Parton CEO

Let's go!



Steven Engmann COO

Let's go!



Josh Lisko CTO

Let's go!

A new kind of robotics marketplace- think Airbnb, but for bots.

This is a for-profit technology startup built to develop and scale a robotics services and sharing platform with a goal to exit in 5-7 years. Our mission is to democratize access to robotics and robotics services on mass allowing for ease of access to all incoming technologies not limited to those who choose to or are able to purchase the robotics themselves. The profits from future exit or IPO are intended to advance Gospel ministry, with no less than 50% of each founder's share committed to charitable giving in a transparent fashion as directed by the founders.

We aim to build the world's first to market and most effective peer-to-peer robotics sharing platform. Our goal is to empower both consumers and enterprises to access and leverage robotic capabilities on demand, while gathering critical insights to inform the development of a scalable software ecosystem.

We will partner with best-in-class experts in each discipline to ensure we deliver a premier, world-class software platform. We will work harder than all of our competition to ensure we are first to market, and we will continuously listen to our customers to ensure we remain the best in class.

Forward-looking projections cannot be guaranteed.